Exhibit 99.18

Form 62-103F1

Required Disclosure under the Early Warning Requirements

State if this report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

Item 1 – Security and Reporting Issuer

1.1     State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

  Designation of Securities: Multiple voting shares (the “MVS”)

  Issuer:      Glass House Brands Inc. (formerly Mercer Park Brand Acquisition Corp.) (“GH”)

    3645 Long Beach Boulevard

    Long Beach, California 90807

1.2     State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

  N/A.

Item 2 – Identity of the Acquiror

2.1     State the name and address of the acquiror.

  Kyle Kazan (“Kazan”)

  c/o 3645 Long Beach Boulevard

  Long Beach, California 90807

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On June 29, 2021, Mercer Park Brand Acquisition Corp (“BRND”), a special purpose acquisition company, completed a business combination transaction with GH Group, Inc. (“GH Group”), a vertically integrated producer and seller of adult-use and medicinal cannabis and related products in the State of California (the “Qualifying Transaction”).

In connection with the Qualifying Transaction, among other securities issued, GH issued MVS to certain shareholders of GH Group. The MVS are nominal value preferred shares with a US$0.001 per share redemption and liquidation value (rounded down to the nearest cent taking into account all MVS being redeemed or liquidated at the relevant time), carrying 50 votes per share (and vote together with the common shares of GH as if they were a single class, except where otherwise required by law or stock exchange requirements), and have no entitlement to dividends and no conversion rights. Unless redeemed earlier by the holder, the MVS are subject to a three-year sunset provision, at which time they will be redeemed by GH.

2.3	State the names of any joint actors.

N/A.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

  Kazan acquired 2,025,244 MVS, representing approximately 42.6% of the outstanding MVS.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

  Kazan acquired ownership of the MVS.

3.3	If the transaction involved a securities lending arrangement, state that fact.

  N/A.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the closing of the Qualifying Transaction, Kazan held no securities of GH (then BRND). Immediately after the closing of the Qualifying Transaction, Kazan owned 2,025,244 MVS, representing approximately 42.6% of the outstanding MVS.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

As a result of the completion of the Qualifying Transaction, Kazan has ownership of 2,025,244 MVS, representing approximately 42.6% of the outstanding MVS.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

N/A.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

N/A.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

N/A.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

N/A.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

N/A.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

N/A.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The value of the consideration paid by Kazan for the MVS was US$0.001 (C$0.12335 based on US$1.00:C$1.2335) per MVS, and US$2,025.24 (C$2,498.14) in total.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Kazan paid cash consideration of US$2,025.24 (C$2,498.14) for the MVS.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

N/A.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

Kazan acquired the securities of GH in connection with the Qualifying Transaction. The securities are held for investment purposes. Kazan may in the future dispose of or acquire additional securities of GH.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

In connection with closing of the Qualifying Transaction, Kazan entered into a coattail agreement (the “Coattail Agreement”) with GH, the other holders of MVS and Odyssey Trust Company, as trustee for the equity shareholders of GH to ensure such equity holders receive the benefit of the covenants of the MVS holders and GH under the Coattail Agreement. Pursuant to the terms of the Coattail Agreement, the holders of MVS are restricted from transferring or granting security over their MVS other than to a Permitted Holder (as defined in the articles of GH). In the event of a breach of the transfer restrictions, the holder’s MVS will be redeemed by GH. Significant holders of MVS (10% or more) have the right to requisition the trustee to take action in connection with a breach or intended breach by a MVS holder. A copy of the Coattail Agreement will be available under GH’s profile on SEDAR at www.sedar.com.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

N/A.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

N/A.

[Remainder of page intentionally left blank. Certification follows.]

Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: July 1, 2021

Signature:	(Signed) Kyle Kazan

Name:	Kyle Kazan